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June 3, 2010
VIA EDGAR CORRESPONDENCE
Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Checkpoint Systems, Inc. Form 10-K for the fiscal year ended December 27, 2009 Filed February 23, 2010 Definitive Proxy Statement on Schedule 14-A Filed April 27, 2010 File No. 001-11257
Dear Mr. Spirgel:
          On behalf of our client, Checkpoint Systems, Inc. (the “Company”), this letter sets forth the Company’s response to the comment of the Staff of the Securities and Exchange Commission received by letter dated May 18, 2010, to the above-referenced filings. For your convenience, we have set forth the Staff’s original comment immediately preceding the Company’s response.
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
General
1.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:
          In response to the Staff’s comment, the Company advises the Staff that, prior to filing the Company’s Definitive Proxy Statement on Schedule 14A, management, in consultation with its outside advisors, considered the Company’s compensation policies and practices for its employees to determine if these policies and practices give rise to risks that are reasonably likely to have a material adverse effect on the Company. This annual risk assessment process included:

June 3, 2010

a review of the Company’s compensation program’s policies and practices; program analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, the balance of potential risk to potential reward, risk control, and the support of the programs and their risks to Company strategy. Although management reviewed all compensation programs, it focused on the programs with variability of payout, with the ability of a participant to directly affect payout and the controls on participant action and payout.
          Based on those factors, management determined that the compensation policies and practices for employees do not create risks that are reasonably likely to have a material adverse effect on the Company, principally because: the Company uses a balanced approach to compensation; the Company is not reliant on a single performance measure; and the Company uses both quantitative and qualitative assessments of performance. Management also believes that its incentive compensation arrangements: provide incentives that do not encourage risk-taking beyond the Company’s ability to effectively identify and manage significant risks; are compatible with effective internal controls and the risk management practices of the Company; and are supported by the oversight and administration of the Compensation Committee of the Company’s Board of Directors with regard to the Company’s executive compensation programs. In reaching its conclusion that the Company’s compensation policies and practices do not give rise to risks that are reasonably likely to have a material adverse effect on the Company, management also considered the following:
•	incentive compensation at the Company is tied to either achievement of specific objectives or overall performance ratings, each of which is reviewed globally by the Company’s compensation & benefits and finance departments to ensure objectives are achieved before incentive payments occur;

•	overall performance ratings are managed to a forced graduated distribution, which also helps control overall bonus expense;

•	in order to cap incentive compensation to manage overall incentive expense, the sum of all bonus payments at the Company are capped at an amount equal to the annual base salary earned during the performance period and, if an employee is eligible for both a bonus tied to achievement of specific objectives and a bonus tied to overall performance ratings, only the greater of the two bonuses is paid to that employee; and

•	the Company’s incentive programs are global programs that are managed and reviewed centrally by the Company’s compensation & benefits and finance departments and incentive bonuses must be approved by both departments, which allows the Company to ensure internal equity and consistency as well as proper application of the Company’s compensation policies.
          Management presented its analysis and assessment of these matters to the Compensation Committee, which concurred in management’s assessment. Consistent with this determination, the Company included on page 19 of its Definitive Proxy Statement on Schedule 14A, incorporated by reference into Part III of the Company’s Annual Report on Form 10-K for the

June 3, 2010

year ended December 27, 2009, the following statement in the discussion of the Board of Director’s risk oversight function: “Our Compensation Committee oversees risk management by participating in the creation of compensation structures that create incentives that encourage a level of risk-taking behavior consistent with the Company’s business.”

          Please be advised that the Company has authorized me to provide its acknowledgement that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*     *     *     *     *
          If you have any questions or comments with regard to this response or other matters, please call the undersigned at (202) 637-2165 or Alison Klein at (212) 906-1279.
Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter
of LATHAM & WATKINS LLP

cc:	Robert P. van der Merwe, Checkpoint Systems, Inc. Raymond D. Andrews, Checkpoint Systems, Inc. John R. Van Zile, Checkpoint Systems, Inc.